UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding

Change of Representative Corporate Executives

Tokyo, December 16, 2025 — MUFG announced the following changes in Representative Corporate Executives decided at today’s meeting of the Board of Directors.

1. Reasons for the Changes

Changes of Representative Corporate Executives as part of regular changes in corporate executives.

2. Changes in Representative Corporate Executives

(1) Effective as of April 1, 2026

Name	New Position	Former Position
Hironori	Member of the Board of Directors	Member of the Board of Directors

Kamezawa	Chairman	President & Group CEO (Representative Corporate Executive)

Junichi	Member of the Board of Directors	Member of the Board of Directors

Hanzawa	President & Group CEO (Representative Corporate Executive)

Yutaka	Managing Executive Officer	Senior Managing Corporate Executive

Miyashita		(Representative Corporate Executive)

Masakazu	Managing Executive Officer	Senior Managing Corporate Executive

Osawa		(Representative Corporate Executive)

3. CV of New Representative Corporate Executive

Junichi Hanzawa

Date of Birth	January 19, 1965

Education	Mar. 1988	Bachelor of Economics, The University of Tokyo

Business	Apr. 1988	Joined The Mitsubishi Bank, Ltd. Oji Branch

Experience	May 2010	General Manager, Senju-Chuo Commercial Banking Office of the Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Apr. 2011	General Manager, Office of Chairman of Japanese Bankers Association, Corporate Planning Division of the Bank of Tokyo-Mitsubishi UFJ, Ltd.

	May 2012	General Manager, Corporate Planning Division of the Bank

of Tokyo- Mitsubishi UFJ, Ltd.

General Manager, Corporate Planning Division and Deputy General Manager, Financial Planning Division of Mitsubishi UFJ Financial Group Inc. (MUFG)

	Jun. 2014	Executive Officer and General Manager, Corporate Planning Division of the Bank of Tokyo-Mitsubishi UFJ, Ltd.
Executive Officer and General Manager, Corporate Planning Division and Deputy General Manager, Financial Planning Division of MUFG

	Jul. 2015	Executive Officer and General Manager, Corporate Planning Division of the Bank of Tokyo-Mitsubishi UFJ, Ltd.
Executive Officer and General Manager, Corporate Planning Division of MUFG

	Apr. 2018	Executive Officer and Group Head, Nagoya Corporate Banking Group of MUFG Bank, Ltd. (MUFG Bank)

	May 2018	Managing Executive Officer, Group Head, Nagoya Corporate Banking Group of MUFG Bank

	Apr. 2019	Managing Executive Officer, CCO (Chief Compliance Officer) and CLO (Chief Legal Officer) of MUFG Bank Managing Corporate Executive, Group CCO & Group CLO of MUFG

	Jun. 2019	Member of the Board of Directors, Managing Executive Officer and CCO of MUFG Bank Managing Corporate Executive, Group CCO of MUFG

	Apr. 2021	President & CEO, MUFG Bank (current)

	Jun. 2021	Member of the Board of Directors, Deputy Chairman of MUFG

	Apr. 2022	Member of the Board of Directors, MUFG (current)

Type and Number of MUFG Shares Owned	Ordinary Shares: 236,500 (As of September 30, 2025)

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 150,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.